UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2023 (Report No. 3)

Commission File Number: 001-40303

Inspira Technologies Oxy B.H.N. Ltd.

(Translation of registrant’s name into English)

2 Ha-Tidhar St.

Ra’anana 4366504, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐ Form 40-F

CONTENTS

On December 26, 2023, Inspira Technologies Oxy B.H.N. Ltd., or the Registrant, entered into a definitive agreement, or the Purchase Agreement, with an institutional investor providing for the issuance in a registered direct offering of (i) an aggregate of 1,375,000 ordinary shares, or the Ordinary Shares, at a purchase price of $1.28 per share, and (ii) pre-funded warrants, or the Pre-Funded Warrants, to purchase up to 1,656,250 ordinary shares, at a purchase price of $1.28, less $0.001 per Pre-Funded Warrant. The offering is expected to result in gross proceeds to the Company of $3.88 million. The Company intends to use the net proceeds from the offering for working capital and general corporate purposes.

In addition, pursuant to the Purchase Agreement, and in a concurrent private placement, the investor will receive unregistered warrants, or Ordinary Warrants, to purchase up to an aggregate of 3,031,250 Ordinary Shares at an exercise of $1.28 per share. The Ordinary Warrants will be exercisable immediately upon issuance and will expire three and a half years following their issuance. Each Pre-Funded Warrant is exercisable for one Ordinary Share at an exercise price of $0.001 per share. The Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full.

Pursuant to the Purchase Agreement, the Company has agreed not to enter into any agreement to issue or announce the issuance or proposed issuance of any Ordinary Shares or Ordinary Share equivalents for a period of 15 days following the closing of the offering, subject to certain exceptions. In addition, the Purchase Agreement provides that for a period of 6 months following the closing of the offering, the Company will not effect or enter into an agreement to effect a “variable rate transaction” as defined in the Purchase Agreement, subject to certain exceptions.

 H.C. Wainwright & Co., LLC, or the Placement Agent, is acting as the exclusive placement agent for the offering. The Company agreed to pay the Placement Agent an aggregate fee equal to 7.0% of the gross proceeds of the offering, a management fee of 1.0% of the gross proceeds of the offering, a non-accountable expenses allowance of $85,000, and a clearing fee of $15,950. In addition, the Company agreed to issue to the Placement Agent or its designees warrants to purchase up to a total of 7.0% of the aggregate number of ordinary shares to be sold in the transaction, or warrants to purchase up to 212,188 Ordinary Shares, or the Placement Agent Warrants. The Placement Agent Warrants will be substantially on the same terms as the Investor Warrants issued to the investor in the offering, except the Placement Agent Warrants will have an exercise price of $1.60 per share.

The Ordinary Shares, Pre-Funded Warrants and the shares underlying the Pre-Funded Warrants will be issued pursuant to a prospectus supplement, which will be filed with the Securities and Exchange Commission, or the SEC, in connection with a takedown from the Company’s shelf registration statement on Form F-3 (File No. 333-266748), which was declared effective by the SEC on August 18, 2022.

The Ordinary Warrants, the Placement Agent Warrants and the Ordinary Shares underlying the Ordinary Warrants and the Placement Agent Warrants are being offered and sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended, or the Securities Act, and Rule 506(b) of Regulation D promulgated thereunder. The investors have represented that they are accredited investors, as that term is defined in Regulation D, or qualified institutional buyers as defined in Rule 144(A)(a), and have acquired the Ordinary Warrants and the Ordinary Shares underlying the Ordinary Warrants as principals for their own respective accounts and have no arrangements or understandings for any distribution thereof. The offer and sale of the foregoing securities is being made without any form of general solicitation or advertising. The Ordinary Warrants, the Placement Agent Warrants and the Ordinary Shares underlying the Ordinary Warrants and the Placement Agent Warrants have not been registered under the Securities Act or applicable state securities laws. Accordingly, the Ordinary Warrants, the Placement Agent Warrants and the Ordinary Shares underlying the Ordinary Warrants and the Placement Agent Warrants may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws.

This report shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The foregoing summaries of the Purchase Agreement, Pre-Funded Warrants and the Ordinary Warrants do not purport to be complete and are qualified in their entirety by reference to the Purchase Agreement, Pre-Funded Warrants and Ordinary Warrants, which are attached as Exhibits 10.1, 4.1 and 4.2, respectively, to this report and are incorporated herein by reference.

A copy of the opinions of Sullivan & Worcester Tel Aviv (Har-Even & Co.) and Sullivan & Worcester LLP relating to the securities are attached as Exhibit 5.1 and Exhibit 5.2, respectively.

The Company previously announced the offering in a press release issued on December 26, 2023. A copy of the press release is attached as Exhibit 99.1 hereto.

The Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (Registration No. 333-266748) and Form S-8 (Registration No. 333-259057), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
4.1	Form of Ordinary Warrant
4.2	Form of Pre-Funded Warrant
5.1	Opinion of Opinion of Sullivan & Worcester Tel Aviv (Har-Even & Co.)
5.2	Opinion of Sullivan & Worcester LLP
10.1	Form of Securities Purchase Agreement
99.1	Press Release dated December 26, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Inspira Technologies Oxy B.H.N. Ltd.

Date: December 27, 2023	By:	/s/ Dagi Ben-Noon
		Name:	Dagi Ben-Noon
		Title:	Chief Executive Officer

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